----------------------

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                           ----------------------


                                SCHEDULE TO
                               (RULE 14D-100)
         TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 7)
                           ----------------------

                             DIME BANCORP, INC.
                     (Name of Subject Company (Issuer))

                      NORTH FORK BANCORPORATION, INC.
                     (Name of Filing Person (Offeror))

                  COMMON STOCK, $0.01 PAR VALUE PER SHARE
                       (Title of Class of Securities)

                                00025429 Q1
                   (CUSIP Number of Class of Securities)

                              JOHN ADAM KANAS
                            CHAIRMAN, PRESIDENT
                        AND CHIEF EXECUTIVE OFFICER
                      NORTH FORK BANCORPORATION, INC.
                           275 BROAD HOLLOW ROAD
                          MELVILLE, NEW YORK 11747
                               (631) 298-5000
               (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on behalf of Filing Person)

                                 Copies to:

                        WILLIAM S. RUBENSTEIN, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               4 TIMES SQUARE
                          NEW YORK, NEW YORK 10036
                               (212) 735-3000

    [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [x]   third-party tender offer subject to Rule 14d-1.
    [ ]   issuer tender offer subject to Rule 13e-4.
    [ ]   going-private transaction subject to Rule 13e-3.
    [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



        This Amendment No. 7 (this "Amendment No. 7") amends and supplements the Tender Offer Statement on Schedule TO, dated March 15, 2000, as amended (the "Schedule TO"), filed by North Fork Bancorporation, Inc., a Delaware corporation ("North Fork"), and Fleet Boston Corporation, a Rhode Island corporation ("FleetBoston"), relating to the offer (the "Offer") by North Fork to exchange each issued and outstanding share of common stock, par value $0.01 per share (the "Dime Shares"), of Dime Bancorp, Inc., a Delaware corporation ("Dime"), for 0.9302 shares of common stock, par value $0.01 per share (the "North Fork Shares"), of North Fork and $2.00 in cash, on the terms and subject to the conditions described in the Prospectus (as defined below).

        On March 28, 2000, North Fork filed Amendment No. 1 to its registration statement on Form S-4 with the Securities and Exchange Commission relating to the North Fork Shares to be issued to stockholders of Dime in the Offer (the "Registration Statement"). The terms and conditions of the Offer are set forth in the preliminary prospectus dated March 27, 2000, which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which are annexed to the Schedule TO as Exhibits (a)(14) and (a)(2), respectively.


ITEM 11.  ADDITIONAL INFORMATION.

        Item 11 is hereby amended and supplemented as follows:

        On April 11, 2000, North Fork issued a press release announcing that Hudson United Bancorp ("Hudson United") had advised North Fork that Hudson United has been unable to reach an agreement with Dime which would permit North Fork to enter into discussions with Dime. A copy of the press release is filed herewith as Exhibit (a)(17) and the information set forth in the press release is incorporated by reference.

        On April 12, 2000, North Fork issued a press release addressing separate announcements made by each of Hudson United and Dime indicating each's willingness to cooperate in waiving a provision in their merger agreement to allow Dime to negotiate with North Fork. A copy of the press release is filed herewith as Exhibit (a)(18) and the information set forth in the press release is incorporated by reference.


ITEM 12.  EXHIBITS.

        Item 12 is hereby amended and supplemented as follows:

(a)(17)     Text of press release issued by North Fork, dated April 11, 2000.

(a)(18)     Text of press release issued by North Fork, dated April 12, 2000.



                                 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2000

                              NORTH FORK BANCORPORATION, INC.

                              By:  /s/ Daniel M. Healy
                                   ----------------------------
                                     Name:  Daniel M. Healy
                                     Title: Executive Vice President and
                                            Chief Financial Officer






                               EXHIBIT INDEX

EXHIBIT
NUMBER      DESCRIPTION

(a)(17)     Text of press release issued by North Fork, dated April 11, 2000.

(a)(18)     Text of press release issued by North Fork, dated April 12, 2000.





                                                              Exhibit (a)(17)

                                            FOR IMMEDIATE RELEASE

INVESTOR:      DANIEL M. HEALY
               EXECUTIVE VICE PRESIDENT
               CHIEF FINANCIAL OFFICER
               631-844-1258

PRESS:         KEKST AND COMPANY
               ROBERT D. SIEGFRIED /VICTORIA WELD/JEREMY FIELDING
               212-521-4800


                    NORTH FORK REPORTS ON HUDSON UNITED LETTER

MELVILLE, N.Y. - APRIL 11, 2000 - North Fork Bancorporation, Inc. (NYSE:NFB) said today that Hudson United Bancorp has advised North Fork that Hudson United has "been unable to reach agreement with Dime on the terms of the waiver." As previously reported, North Fork had requested Hudson United's consent to permit North Fork to enter into discussions with Dime Bancorp. North Fork had requested the consent in light of restrictions in the Dime/Hudson United merger agreement which prohibit Dime from engaging in discussions with North Fork concerning North Fork's pending exchange offer.

John Adam Kanas, Chairman, President and Chief Executive Officer of North Fork, commented that, "Hudson apparently concluded that it needed Dime's approval to release them from this onerous provision in their contract. It appears, from Mr. Nielsen's letter, that Dime is continuing to try to shield itself from our offer, or any potential offer for that matter, by refusing to grant the waiver. If this is true, then we are completely bewildered by Dime's unconscionable behavior. Dime management continues to squander shareholders' money defending a deal that is in no one's interest but their own. It is shameful and self-serving for them to characterize North Fork's offer, currently worth $18.74, as inadequate while they continue to support their old merger plan that is worth only $11.64 if it were closed today. I would hope that Dime's directors quickly come to the conclusion that Dime's current strategy has been rejected by the market, and that the tactics being urged upon the Dime board by Dime's lawyers and investment bankers are enormously wasteful and totally at odds with the wishes of Dime's shareholders."


Investors and security holders are advised to read North Fork's proxy statement with respect to North Fork's solicitation of proxies against the proposed Dime/Hudson merger and North Fork's registration statement with respect to its exchange offer for Dime common stock, each as filed with the Securities and Exchange Commission, and any amendments or supplements to either of them, because each of these documents contains important information. Investors and security holders may obtain a free copy of the proxy statement, the exchange offer registration statement and other documents filed by North Fork with the SEC at the SEC's Internet web site at www.sec.gov. The proxy statement, the exchange offer registration statement and such other documents may also be obtained free of charge by overnight mail or direct electronic transmission by calling North Fork's proxy solicitor, D.F. King & Co., Inc., toll-free at 1-800-755-7250.

                                       # # #



                                                               Exhibit (a)(18)

                                            FOR IMMEDIATE RELEASE

INVESTOR:      DANIEL M. HEALY
               EXECUTIVE VICE PRESIDENT
               CHIEF FINANCIAL OFFICER
               631-844-1258

PRESS:         KEKST AND COMPANY
               ROBERT D. SIEGFRIED /VICTORIA WELD/JEREMY FIELDING
               212-521-4800

                    NORTH FORK WELCOMES DIME AND HUDSON UNITED
                  WILLINGNESS TO WAIVE THEIR "NO SHOP" PROVISIONS

MELVILLE, N.Y. - APRIL 12, 2000 - NORTH FORK BANCORPORATION, INC. (NYSE:NFB) announced today that despite the apparent difference of opinion between Dime Bancorp and Hudson United, North Fork is heartened to read the statements from them announcing each's willingness to cooperate in waiving the "no-shop" provision of their merger agreement to allow Dime to begin negotiations with North Fork. In response to Hudson's statement earlier today, North Fork has advised Hudson that North Fork will provide Hudson with the requested affirmation of its rights under its stock option agreement.

John Adam Kanas, President and Chief Executive Officer of North Fork, commented that, "We are pleased to see that the Dime board has agreed to Hudson granting this waiver and view Dime's willingness to negotiate as being in the best interests of all parties involved, especially Dime shareholders."

Investors and security holders are advised to read North Fork's proxy statement with respect to North Fork's solicitation of proxies against the proposed Dime/Hudson merger and North Fork's registration statement with respect to its exchange offer for Dime common stock, each as filed with the Securities and Exchange Commission, and any amendments or supplements to either of them, because each of these documents contains important information. Investors and security holders may obtain a free copy of the proxy statement, the exchange offer registration statement and other documents filed by North Fork with the SEC at the SEC's Internet web site at www.sec.gov. The proxy statement, the exchange offer registration statement and such other documents may also be obtained free of charge by overnight mail or direct electronic transmission by calling North Fork's proxy solicitor, D.F. King & Co., Inc., toll-free at 1-800-755-7250.

                                   # # #